Mail Stop 3561

December 4, 2008

Patrick C. Brooks
Chairman, Chief Executive Officer and President
Charter Corporate Services, Inc.
3050 E. Chevy Chase Drive
Glendale, CA 91206

> **Re:** **Charter Corporate Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 18, 2008**
> **File No. 333-155432**

Dear Mr. Brooks:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the sale of 3,000,000 shares of common stock of which 366,000 are not being offered by affiliates. Given the size of the offering relative to the number of shares being offered by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of Regulation C. As a result, you must

fix the price of the shares being offered for the duration of the offering and name your affiliated selling shareholder, Omega Financial, Inc., as an underwriter. Your indication on page 13 and elsewhere in the prospectus that "[t]he selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be 'underwriters' within the meaning of the Securities Act in connection with such sales" is insufficient. If you disagree with our determination, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to in telephone interpretation no. D.29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.

2. Your disclosure indicates that you are a development stage company that intends to provide electronic filing services to companies and others who are required to file reports with the Securities and Exchange Commission. We note that you have a limited operating history, no customers, and no revenues. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company, particularly in light of your disclosure on page 22 that indicates that "there will be opportunities for market consolidation" and "being publicly traded would, expectantly, provide [you] with an opportunity to use [y]our securities as currency for acquisitions." Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

Risk Factors, page 7

3. We note your indication on page 9 that it is possible that the shares issued to your stockholders pursuant to a Separation and Distribution Agreement may not have been issued under a valid exemption. Please revise your disclosure, both here and under your "Recent Sales of Unregistered Securities," to discuss the exemption relied upon and the facts that made the exemption available. In your response letter, explain why the exemption may not have been valid.

Plan of Distribution, page 13

4. Please delete the reference to "negotiated prices" under "Plan of Distribution" on page 13.

Principal and Selling Stockholders, page 16

5. On page 16, the beneficial ownership table indicates that Omega Financial, Inc. owns 1,317,000 shares of common stock. The list of selling stockholders on page 17 indicates that Omega Financial owned 2,634,000 shares prior to the offering. Please reconcile or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Plan of Operation, page 18

6. Please tell us whether your website is operational. If it is not operational, disclose your timeframe for making the website operational.

Directors and Executive Officers, page 26

7. In accordance with of Item 401 of Regulation S-K, please provide the last 5 years of business experience for Patrick C. Brooks. For example, we note the omission of Mr. Brooks' involvement with Omega Financial, Inc.

Part II- Information Not Required in the Prospectus, page 34

Item 15. Recent Sales of Unregistered Securities

8. Please revise this discussion to explain the exemption from registration claimed with respect to each of the issuances of securities you discuss here, pursuant to Item 701 of Regulation S-K.

Item 17. Undertakings, page 37

9. Please revise to include the undertakings required by Item 512(h) of Regulation S-K.

Exhibits

10. Please file the form of subscription agreement that was used in the private placement conducted in August-September, 2008.

Exhibit 5.1 Legality Opinion

11. In paragraph one, please correct the date.

12. We note that counsel disclaims "any obligation to make any inquiry after today's date or to advise you of any changes in any matter set forth herein, whether based on a change in law or fact." Please have counsel revise his opinion to state that he has no obligation to update the opinion as of the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

*****

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard Byron Peddie, Esq.
Via facsimile (501) 639-6038